UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-42189

Orangekloud Technology Inc.

(Registrant’s Name)

1 Yishun Industrial Street 1

#04-27/28&34 Aposh Building Bizhub

Singapore, 768160

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On October 22, 2024, Orangekloud Technology Inc. (the “Company”) entered into a Partnership Agreement (the “Agreement”) with the Electronics Industries Training Centre (ELITC), pursuant to which the Company agree to appoint ELITC as the Preferred Training Partner in Singapore to provide training for the Company’s eMOBIQ No-code platform for App development, with pre-agreed arrangements for revenue-sharing (the “Appointment”).

On October 23, the Company issued a press release (the “Press Release”) announcing the Agreement. A copy of the Press Release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and incorporated herein by reference.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release issued on October 23, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orangekloud Technology Inc.

Date: October 23, 2024	By:	/s/ Goh Kian Hwa
	Name:	Goh Kian Hwa
	Title:	Chief Executive Officer

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